Exhibit 99.1

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2024

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended March 31, 2024

		For the Six Months Ended March 31,
(in USD)	Notes	2024	2023
Revenue		—	—
Cost of sales		—	—
Gross profit		—	—
Selling and distribution expenses		(220,351)	(1,075,655)
General and administrative expenses		(2,913,759)	(2,787,850)
Operating loss		(3,134,110)	(3,863,505)
Finance income	4	574	4,811
Finance expense	4	(193,503)	(344,509)
Other expense	5	(1,706,090)	(4,427,021)
Loss before tax		(5,033,129)	(8,630,224)
Income tax		—	—
Loss for the period		(5,033,129)	(8,630,224)
Earnings per share
Basic and diluted earnings per share	6	(1.61)	(3.61)

		For the Six Months Ended March 31,
(in USD)	Notes	2024	2023
Loss for the period		(5,033,129)	(8,630,224)
Other comprehensive loss
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(258,848)	(15,935)
Other comprehensive loss for the period, net of tax		(258,848)	(15,935)
Total comprehensive loss for the period		(5,291,977)	(8,646,159)

The notes on pages 7 to 17 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of March 31, 2024

(in USD)	Notes	March 31, 2024	September 30, 2023
Assets
Current assets
Cash and cash equivalents		484,972	823,223
Inventory	9	588,981	566,226
Trade and other receivables	10	880,860	1,261,700
Total current assets		1,954,813	2,651,149
Non-current assets
Property, plant and equipment	7	510,877	590,795
Right-of-use assets	13	328,983	359,057
Intangible assets	8	980,394	1,042,880
Derivative assets - non-current	16	—	2,660,568
Other non-current assets		53,428	37,374
Total non-current assets		1,873,682	4,690,674
Total assets		3,828,495	7,341,823
Liabilities and Equity
Current liabilities
Trade and other payables	11	20,744,737	19,884,517
Loans and borrowings - current	12	3,889,845	3,713,717
Lease liabilities - current	13	68,107	99,961
Derivative liabilities - current	16	181,000	—
Total current liabilities		24,883,689	23,698,195
Non-current liabilities
Loans and borrowings - non-current	12	1,291,569	1,022,866
Lease liabilities - non-current	13	277,724	296,773
Derivative liabilities - non-current	16	249,860	603,028
Other non-current liabilities		135,957	158,578
Total non-current liabilities		1,955,110	2,081,245
Total liabilities		26,838,799	25,779,440
Equity
Share capital	14	6,260	5,790
Share premium	14	122,679,578	120,966,057
Merger reserve		12,838,970	12,838,970
Share option reserve		76,321,146	77,315,847
Foreign currency translation reserve		(522,075)	(263,227)
Equity accounted warrants		345,218	345,218
Accumulated deficit		(234,679,401)	(229,646,272)
Total equity		(23,010,304)	(18,437,617)
Total liabilities and equity		3,828,495	7,341,823

The notes on pages 7 to 17 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended March 31, 2024

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Equity accounted warrants	Merger reserve	Foreign currency translation reserve	Total
At October 1, 2023	5,790	120,966,057	(229,646,272)	77,315,847	345,218	12,838,970	(263,227)	(18,437,617)
Comprehensive loss for the period								—
Loss for the period	—	—	(5,033,129)	—	—	—	—	(5,033,129)
Other comprehensive loss	—	—	—	—	—	—	(258,848)	(258,848)
Contributions by and distributions to owners
Shares issued on exercise of employee share options	200	887,791	—	(887,947)	—	—	—	44
Shares issued for cash, net of issuance costs	245	625,755	—	—	—	—	—	626,000
Shares issued in relation to the SEPA commitment fee	18	49,982	—	—	—	—	—	50,000
Shares issued to settle MSA compensation	7	149,993	—	(150,000)	—	—	—	—
Share-based payments	—	—	—	43,246	—	—	—	43,246
At March 31, 2024	6,260	122,679,578	(234,679,401)	76,321,146	345,218	12,838,970	(522,075)	(23,010,304)

The notes on pages 7 to 17 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended March 31, 2023

(in USD)	Share capital	Share premium	Accumulated deficit	Share option reserve	Foreign currency translation reserve	Total
At October 1, 2022	940	8,994,292	(7,544,340)	1,300,373	(238,825)	2,512,440
Comprehensive loss for the period						—
Loss for the period	—	—	(8,630,224)	—	—	(8,630,224)
Other comprehensive loss	—	—	—	—	(15,935)	(15,935)
Contributions by and distributions to owners
Loss on disposal of affiliate	—	—	(4,411)		—	(4,411)
Share-based payments	—	—	—	842,406	—	842,406
At March 31, 2023	940	8,994,292	(16,178,975)	2,142,779	(254,760)	(5,295,724)

The notes on pages 7 to 17 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended March 31, 2024

	Notes	For the Six Months Ended March 31,
(in USD)		2024	2023
Cash flows from operating activities
Loss for the period		(5,033,129)	(8,630,224)
Adjustment for:
Depreciation of property, plant and equipment and right-of-use assets		133,512	114,618
Amortization of intangible assets		68,977	66,774
Equity-settled share-based payment charge		43,247	842,406
Fair value movements		1,974,401	(27,138)
Foreign exchange movements		(268,273)	(9,839)
Professional fees relating to the Business Combination		—	4,576,853
Loss on disposal of shares in affiliates		—	(1,423)
Finance income		(574)	(4,811)
Finance expense		193,503	343,513
		(2,888,336)	(2,729,271)
Changes in:
- Inventories		(21,785)	(121,556)
- Trade and other receivables		380,576	(410,064)
- Other non-current assets		(15,785)	73,901
- Derivative assets		300,000	—
- Trade and other payables		720,586	(366,396)
- Other non-current liabilities		—	(1,218)
Cash generation from operating activities		(1,524,744)	(3,554,604)
Income tax paid		—	—
Net cash used in operating activities		(1,524,744)	(3,554,604)
Cash flows from investing activities
Acquisition of property, plant and equipment		(10,198)	(91,809)
Acquisition of intangible assets		—	(6,627)
Repayment of loans to related parties		—	1,834
Interest received		574	4,811
Net cash used in investing activities		(9,624)	(91,791)
Cash flows from financing activities
Drawdown of loans, net of issuance costs		284,151	6,008,981
Proceeds from the issuance of convertible loan notes, net of issuance costs		421,500	—
Repayment of loans		(7,472)	(7,111)
Payment of lease liabilities		(43,765)	(64,686)
Proceeds from the issuance of shares		626,000	—
Professional fees relating to the Business Combination		—	(1,000,000)
Interest paid		(81,114)	(7,441)
Net cash from financing activities		1,199,300	4,929,743
Net (decrease) / increase in cash and cash equivalents		(335,068)	1,283,348
Cash and cash equivalents at October 1, 2023 and 2022		823,223	1,963,087
Effect of exchange rate fluctuations on cash held		(3,183)	143,839
Cash and cash equivalents at March 31, 2024 and 2023		484,972	3,390,274

The notes on pages 7 to 17 form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the six months ended March 31, 2024

1.
Reporting entity

Zapp Electric Vehicles Group Ltd. (the “Company” or "Zapp EV") is an exempted limited company incorporated under the laws of the Cayman Islands on November 15, 2022. The Company’s registered office is at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The Company’s principal executive office is at 87/1 Wireless Road, 26/F Capital Tower, All Seasons Place, Lumpini, Patumwan, Bangkok 10330, Thailand. The Group’s principal activity is the design, development and delivery of electric vehicles.

The financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”). The term “Group” means, subsequent to closing of the Business Combination, Zapp Electric Vehicles Group Ltd. and its subsidiaries.

The Business Combination

On April 28, 2023, Zapp Electric Vehicles Group Ltd, an exempted company incorporated with limited liability under the laws of the Cayman Islands, consummated the business combination pursuant to the Agreement and Plan of Merger, dated as of November 22, 2022 (the “Merger Agreement”), by and among Zapp EV, CIIG Capital Partners II, Inc. (“CIIG II”), Zapp Electric Vehicles Limited, a private company limited by shares registered in England and Wales (“Zapp UK”) and Zapp Electric Vehicles, Inc., a Delaware corporation and direct wholly owned subsidiary of Zapp EV (“Merger Sub”).

The Merger Agreement provided that the parties thereto would enter into a business combination transaction (the “Business Combination”) pursuant to which, among other things, (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for ordinary shares of Zapp EV (“Zapp EV Ordinary Shares”, and such exchange, the “Company Exchange”); and (ii) immediately following the Company Exchange, Merger Sub merged with and into CIIG II, with CIIG II being the surviving corporation in the merger (the “Merger”), and each outstanding share of common stock of CIIG II (other than certain excluded shares) would convert into the right to receive one Zapp EV Ordinary Share.

Upon the consummation of the Business Combination: (i) the shareholders of Zapp UK transferred their respective ordinary shares of Zapp UK to Zapp EV in exchange for Zapp EV Ordinary Shares pursuant to the Company Exchange, (ii) Zapp UK’s senior unsecured convertible loan notes due 2025 (the “Zapp UK Convertible Loan Notes”) were automatically redeemed at the principal amount by conversion into ordinary shares of Zapp UK, which were then transferred to Zapp EV in exchange for Zapp EV Ordinary Shares; (iii) all Zapp UK options, whether vested or unvested, were released and cancelled by holders of Zapp UK options in exchange for options to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Options”); (iv) the Zapp UK warrants issued to Michael Joseph to purchase ordinary shares of Zapp UK ceased to be warrants with respect to ordinary shares of Zapp UK and were assumed by Zapp EV and converted into fully vested warrants to purchase Zapp EV Ordinary Shares (“Zapp EV Exchange Warrants”); (v) all shares of CIIG II Class A common stock, par value $0.0001 per share, and CIIG II Class B common stock, par value $0.0001 per share, were cancelled and automatically deemed to represent the right to receive Zapp EV Ordinary Shares; and (vi) each CIIG II warrant was modified to provide that such warrant no longer entitles the holder thereof to purchase the number of shares of CIIG II’s common stock set forth therein and in substitution thereof such warrant would entitle the holder to acquire the same number of Zapp EV Ordinary Shares per warrant on the same terms (“Zapp EV Public Warrants”).

Upon consummation of the Business Combination, Zapp EV Ordinary Shares and Zapp EV Public Warrants commenced trading on The Nasdaq Stock Market LLC, or “Nasdaq”, under the symbols “ZAPP” and “ZAPPW,” respectively.

As the Company Exchange constituted a common control transaction, the consolidated financial statements are prepared as a continuation of the financial statements of Zapp UK, the accounting acquirer, with a recapitalization to reflect the capital structure of Zapp EV. The comparatives are based on the operations of Zapp UK prior to the Transaction.

As CIIG II did not constitute a business under the definitions of IFRS 3 Business Combinations, the Merger was classified as a reverse acquisition and fell within the scope of IFRS 2 Share-based payment, with the issuance of shares to legacy CIIG II shareholders being treated as a share-based payment in exchange for the acquisition of the net assets of CIIG II by Zapp EV.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

2.
Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended March 31, 2024 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, this report should be read in conjunction with the Group’s annual report on Form 20-F for the year ended September 30, 2023 filed with the Securities and Exchange Commission on February 26, 2024. Our significant accounting policies have not changed since September 30, 2023.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring items and changes in International Financial Reporting Standards, necessary for their fair presentation in conformity with IFRS for complete financial statements. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

2.1.
Going concern

The unaudited condensed consolidated financial statements for the six months ended March 31, 2024 have been prepared on a going concern basis.

The Company had an accumulated deficit at March 31, 2024, a net loss and net cash used in operating activities for the reporting period then ended. As of that date, we had cash and cash equivalents of $0.5 million while our trade and other payables amounted to $20.7 million as we had agreed with certain key suppliers, most notably a number of professional services firms which had provided services related to the Business Combination, to delay the settlement of payment obligations.

The Company is attempting to commence operations and generate revenue; however, the Company’s cash position may not be sufficient to support the Company’s daily operations until that point. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

As at March 31, 2024, the Company had access to up to $9.5 million of liquidity through the Standby Equity Purchase Agreement with an affiliate of Yorkville Advisors Global, LP dated February 10, 2024 (the “SEPA”); $1.2 million of this liquidity was utilized between March 31, 2024 and the date of release of these unaudited condensed consolidated interim financial statements, leaving a balance of $8.3 million available to the Company at the date of release of these unaudited condensed consolidated interim financial statements.

The Company has raised $2.7 million since October 1, 2023 through the issuance of additional shares (including pursuant to the SEPA) and debt and expects to raise further funds through at the market offerings in the coming months. We also intend to seek further extensions to our obligations to suppliers and to raise additional funds by way of a private or public offering of debt or equity securities.

We believe that these funds, taken together, are sufficient to provide the Company with the liquidity required to commence production and launch commercially in summer 2024.

Management’s plans to alleviate the conditions that raise substantial doubt regarding the Company’s ability to continue as a going concern cannot be guaranteed or are not entirely within the Company’s control and therefore cannot be considered probable. While we believe in the viability of our strategy to commence operations and raise additional funds, if these actions are not successful we will not have sufficient liquidity to continue to fund our operations beyond summer 2024.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

2.2.
New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended September 30, 2023, except for the adoption of new standards effective for accounting periods starting after October 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments apply for the first time in the period, however none of these amendments has an impact on the unaudited condensed consolidated financial statements of the Group.

3.
Reverse Stock Split

On April 11, 2024 the Company’s shareholders approved a consolidation of the Company’s share capital into 25,000,000 ordinary shares, par value $0.002 each (the “Reverse Stock Split” or “RSS”).

As a result of the Reverse Stock Split, every 20 Zapp EV Ordinary Shares issued and outstanding were automatically combined into one post-RSS ordinary share. No fractional shares were issued as a result of the Reverse Stock Split. Where shareholders were otherwise entitled to fractional shares as a result of the Reverse Stock Split because they held a number of shares not evenly divisible by 20, such shareholders were automatically be entitled to an additional fraction of a share to round up to the next whole post-RSS ordinary share.

The Company also proportionately adjusted the terms of outstanding warrants, equity-based awards and other outstanding equity rights.

The impact of the Reverse Stock Split is presented below:

(in USD)	Number Prior to RSS	Number Post RSS	Exercise Price Prior to RSS	Exercise Price Post RSS
Ordinary shares	62,601,280	3,130,164
Warrants	26,437,500	1,321,882	$11.50	$230.00
Warrants	2,280,979	114,049	$0.79	$15.80
Warrants	1,140,490	57,025	$4.49	$89.80
Share options	1,026,441	51,323	$0.000022	$0.00045
Share options	1,123,382	56,179	$0.78	$15.69
Share options	127,164	6,366	$2.13	$42.60
Management earnout shares	8,518,290	425,915
Sponsor earnout shares	754,687	37,735
SAP compensation	856,720	34,186

As the change to the capital structure occurred after the date of the reported balance sheet but before the release of these condensed consolidated interim financial statements, the change in capital structure has been given retroactive effect in the balance sheet. As a result the number of ordinary shares and other instruments presented throughout these condensed consolidated interim financial statements has been adjusted to reflect the capital structure as if the Reverse Stock Split had occurred prior to the start of the first period presented.

4.
Finance income and expenses

Finance income and expenses comprised the following for the six months ended March 31, 2024 and March 31, 2023:

	For the Six Months Ended March 31,
(in USD)	2024	2023
Finance income
Interest on bank deposits	574	4,811
Total finance income	574	4,811
Finance expense
Interest on convertible notes	(28,121)	(317,866)
Interest on loans and borrowings	(147,489)	(630)
Interest on lease liabilities	(11,811)	(17,577)
Other interest payable	(6,082)	(8,436)
Total finance expense	(193,503)	(344,509)

Finance income represents interest income. Finance expense consists primarily of interest on convertible loans and other borrowings (see Note 12) and the unwinding of discounting on leases and other financial liabilities (see Note 13).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

5.
Other (expense)/income

Other (expense)/income comprised the following for the six months ended March 31, 2024 and March 31, 2023:

	For the Six Months Ended March 31,
(in USD)	2024	2023
Fair value movements	(1,974,401)	27,138
Foreign exchange movements	268,273	121,255
Expenses relating to the Business Combination	—	(4,576,853)
Profit on disposal of shares in associates	—	1,423
Sundry income	38	16
	(1,706,090)	(4,427,021)

For the six months ended March 31, 2024, the fair value movements included $2,360,568 of losses on the revaluation and termination of the Forward Purchase Agreements, gains of $353,168 on the revaluation of warrants accounted for as a financial liability (see Note 16) and gains of $33,000 on the revaluation of embedded derivative liabilities within the convertible loan notes (see Note 12).

All expenses relating to the Business Combination for the six months ended March 31, 2023 relate to items to be settled in cash.

6.
Earnings per share

The share numbers presented below have been adjusted to reflect the Reverse Stock Split. See Note 3 for further details.

The following table sets forth the computation of basic and diluted loss per share for the six months ended March 31, 2024 and March 31, 2023:

	For the Six Months Ended March 31,
(in USD)	2024	2023
Loss for the period	(5,033,129)	(8,630,224)
Basic weighted average number of ordinary shares	3,130,164	2,388,355
Basic and diluted loss per ordinary share	(1.61)	(3.61)

The weighted average number of shares outstanding for the six months ended March 31, 2023 has been calculated by applying the exchange ratio set out in the Company Exchange to the weighted average number of Zapp UK shares outstanding during the period.

As the Group incurred net losses for the six months ended March 31, 2024 and March 31, 2023, basic loss per share was the same as diluted loss per share in each period.

The following weighted-average effects of potentially dilutive outstanding ordinary share awards, including share options, warrants, management earnout shares and sponsor earnout shares, were excluded from the computation of diluted loss per share because their effects would have been anti-dilutive for the six months ended March 31, 2024 and March 31, 2023:

	For the Six Months Ended March 31,
	2024	2023
Share options	113,868	214,852
Warrants	1,492,956	171,074
Management earnout shares	425,915	—
SAP earnout shares	34,186	—
Sponsor earnout shares	37,735	—
Shares issuable upon conversion of loan notes	116,718	—
Total	2,221,378	385,926

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

7.
Property, plant and equipment

(in USD)	Leasehold and leasehold improvements	Furniture, fixtures and office equipment	Plant equipment	Vehicles	Total
Cost
At October 1, 2023	104,479	141,648	416,726	188,913	851,766
Additions	—	5,918	4,280	—	10,198
Effect of movements in exchange rates	2,324	1,154	347	(664)	3,161
At March 31, 2024	106,803	148,720	421,353	188,249	865,125
Accumulated depreciation and impairment losses
At October 1, 2023	40,493	31,740	152,051	36,687	260,971
Depreciation for the period	10,857	13,465	42,716	28,139	95,177
Effect of movements in exchange rates	769	139	(2,225)	(583)	(1,900)
At March 31, 2024	52,119	45,344	192,542	64,243	354,248
Carrying amounts
At October 1, 2023	63,986	109,908	264,675	152,226	590,795
At March 31, 2024	54,684	103,376	228,811	124,006	510,877

8.
Intangible assets

(in USD)	Development costs	Patents and trademarks	Software	Total
Cost
At October 1, 2023	1,249,856	62,051	114,376	1,426,283
Effect of movements in exchange rates	1,252	356	3,994	5,602
At March 31, 2024	1,251,108	62,407	118,370	1,431,885
Accumulated amortization and impairment losses
At October 1, 2023	367,830	14,907	666	383,403
Amortization for the period	64,068	3,205	1,704	68,977
Effect of movements in exchange rates	(903)	(13)	27	(889)
At March 31, 2024	430,995	18,099	2,397	451,491
Carrying amounts
At October 1, 2023	882,026	47,144	113,710	1,042,880
At March 31, 2024	820,113	44,308	115,973	980,394

Capitalized development costs represents the cost of prototype vehicles and other components based on contractual terms. The development costs are being amortized over a useful life of 10 years; as at March 31, 2024 the remaining useful life was 6.5 years.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

9.
Inventories

Inventories comprised the following at March 31, 2024 and September 30, 2023:

(in USD)	March 31, 2024	September 30, 2023
Raw materials	450,878	432,744
Work in progress	61,876	58,633
Finished goods	76,227	74,849
	588,981	566,226

Raw materials is stated net of a provision for obsolete inventory of $83,328. The gross carrying value of inventory is $672,309.

10.
Trade and other receivables

Trade and other receivables comprised the following at March 31, 2024 and September 30, 2023:

(in USD)	March 31, 2024	September 30, 2023
Income tax receivable	460,738	460,738
Other taxation and social security receivable	139,120	123,214
Prepayments	120,697	396,190
Other receivables	160,305	281,558
	880,860	1,261,700

The income tax receivable represents payments on account of US tax liabilities.

11.
Trade and other payables

Trade and other payables comprised the following at March 31, 2024 and September 30, 2023:

(in USD)	March 31, 2024	September 30, 2023
Accounts payable and accrued liabilities	20,522,910	19,754,628
Other taxation and social security payable	207,121	114,590
Deferred income	14,706	15,299
	20,744,737	19,884,517

At March 31, 2024, accounts payable and accrued liabilities include $18,045,105 (September 30, 2023 - $18,042,911) that remains payable in respect of professional fees and excise taxes in connection with the Business Combination.

12.
Loans and borrowings

Details of loans and borrowings outstanding as of September 30, 2023 are set out in Note 17 to the financial statements included in the Group's annual report on Form 20-F for the year ended September 30, 2023. Movements since October 1, 2023 are summarized below:

(in USD)	March 31, 2024	September 30, 2023
Current
Bank loans	15,041	14,527
Convertible notes	135,697	—
Promissory notes	3,739,107	3,699,190
	3,889,845	3,713,717
Non-current
Bank loans	16,607	22,866
Promissory notes	1,000,000	1,000,000
Promissory notes issued to related parties	274,962	—
	1,291,569	1,022,866
	5,181,414	4,736,583

Promissory notes

On January 12, 2024, Zapp Scooters (Thailand) Company Limited issued a promissory note to Patchara Rattakul, a director of the Company, with a value of THB 10.0 million (approximately $287,000 at that date) which bears interest at a rate of 15.0% per annum and is repayable in January 2026. At March 31, 2024 the amount outstanding on this note was $274,962.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

SEPA

On February 10, 2024, the Company entered into the SEPA with YA II PN, LTD (the “Investor”), a Cayman Islands exempt limited partnership that is an affiliate of Yorkville Advisors Global, LP, pursuant to which the Company has the right to sell to the Investor up to $10.0 million (“the Commitment Amount”) of its ordinary shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term thereof.

Under the agreement, the Investor agreed to advance to the Company $1.5 million in two tranches (the “Pre-Paid Advance”) in exchange for convertible promissory notes (the “Convertible Notes”). The first advance of $500,000 was disbursed on March 20, 2024 and the balance of $1.0 million was disbursed on April 23, 2024. The purchase price for the Pre-Paid Advance was 95% of the principal amount thereof. The notes are not interest bearing and are repayable in March 2025. The promissory note relating to the first advance of $500,000 has been recognized as a financial liability with embedded derivatives which at March 31, 2024 was $135,697, net of capitalized issuance costs. See Note 16 for further details.

Between April 23, 2024 and June 13, 2024, Investor exercised its right to require the issuance and sale of a total of 906,219 ordinary shares in the Company. There were no Pre-Paid Advance amounts outstanding as of the date of release of these unaudited condensed consolidated interim financial statements. See Note 18 for further details.

Following repayment of the Convertible Notes, subject to certain conditions and limitations, the Company has the right, but not the obligation, from time to time during the term of the SEPA, to direct Investor to purchase specified numbers of Company shares, priced according to the SEPA by delivering written notice to Investor.

13.
Leases

The Group has entered into lease contracts for its offices, delivery vans and staff motor vehicles. The Group's obligations under its leases are secured either by the lessor's title to the leased assets or by a collateral pledge over the lease assets.

The carrying amounts and movement in the right-of-use assets are set out below:

(in USD)	Leasehold property	Furniture, fixtures and office equipment	Vehicles	Total
Cost
At October 1, 2023	419,990	9,682	111,403	541,075
Effect of movements in exchange rates	9,660	10	1,925	11,595
At March 31, 2024	429,650	9,692	113,328	552,670
Accumulated depreciation and impairment losses
At October 1, 2023	148,695	1,882	31,441	182,018
Depreciation for the period	24,539	824	12,971	38,334
Effect of movements in exchange rates	2,768	(14)	581	3,335
At March 31, 2024	176,002	2,692	44,993	223,687
Carrying amounts
At October 1, 2023	271,295	7,800	79,962	359,057
At March 31, 2024	253,648	7,000	68,335	328,983

The carrying amounts and movement in the lease liabilities are set out below:

(in USD)	March 31, 2024
At October 1, 2023	396,734
Interest	12,249
Payments	(43,765)
Effect of movements in exchange rates	(19,387)
At March 31, 2024	345,831

The following are the amounts recognized in profit or loss in respect of the lease agreements:

	For the Six Months Ended March 31,
(in USD)	2024	2023
Depreciation expense on right-of-use assets	38,334	34,065
Interest on lease liabilities	11,811	9,719
	50,145	43,784

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

14.
Share capital

The share numbers presented below have been adjusted to reflect the Reverse Stock Split. See Note 3 for further details.

At March 31, 2024 the authorized share capital of the Company was US$50,000 divided into 500,000,000 ordinary shares of $0.0001 each. On April 11, 2024 the Company’s shareholders approved, and the Company effected, a 20:1 consolidation of the Company’s share capital into 25,000,000 ordinary shares of $0.002 each.

Holders of Ordinary Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company.

Movements in the Company's share capital during the six months ended March 31, 2024 were as follows:

(in USD, except number)	Number	Share capital	Share premium
At October 1, 2023	2,894,970	5,790	120,966,057
Shares issued on exercise of employee share options	99,793	200	887,791
Shares issued for cash, net of issuance costs	122,704	245	625,755
Shares issued in relation to the SEPA commitment fee	9,091	18	49,982
Shares issued to settle MSA compensation	3,606	7	149,993
At March 31, 2024	3,130,164	6,260	122,679,578

On February 23, 2024 the Company issued 99,793 ordinary shares pursuant to the exercise of an employee share option agreement. See Note 15 for further details.

Between February 28, 2024 and March 26, 2024 the Company issued 122,704 ordinary shares pursuant to private share subscriptions.

On March 26, 2024 the Company issued 9,091 ordinary shares to Investor in relation to the SEPA commitment fee.

On March 29, 2024 the Company issued 3,606 ordinary shares to one of its suppliers following the vesting of restricted stock units granted pursuant to a Marketing Services Agreement entered into in June 2023 (the “MSA”). See Note 15 for further details.

As of March 31, 2024, 1,492,956 warrants to acquire the Company's ordinary shares were outstanding. 171,074 warrants expired on May 28, 2024. The remaining 1,321,882 expire on April 28, 2028 and entitle holders to purchase one ordinary share at an exercise price of $230.00 per share. Until warrant holders acquire the ordinary shares upon exercise of such warrants, they have no rights in respect of such ordinary shares.

15.
Share-based payments

The numbers presented below have been adjusted to reflect the Reverse Stock Split. See Note 3 for further details.

There have been no changes to the Group’s share-based payment arrangements from those described in the Group’s annual report for the year ended September 30, 2023.

The Group recognized a share-based payment charge for the period as follows:

	Six Months Ended March 31,
(in USD)	2024	2023
Informal share option arrangements	13,602	249,087
MSA compensation	29,645	—
	43,247	249,087

No share options, share awards or RSUs were granted during the six months ended March 31, 2024.

Movements in equity instruments during the period

The following reconciles the outstanding share options, earnout shares, share awards to be issued and restricted stock units at the beginning and end of the period:

	Informal share option arrangements	Management earnout shares	Sponsor earnout shares	SAP compensation	MSA compensation

At October 1, 2023	213,661	425,916	37,735	34,186	3,606
Exercised/settled during the period	(99,793)	—	—	—	(3,606)
At March 31, 2024	113,868	425,916	37,735	34,186	—

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

On February 23, 2024 the Company issued 99,793 ordinary shares pursuant to the exercise of an employee share option agreement. The exercise price of these share options was $0.00045 per share.

As at March 31, 2024, 111,372 of the informal share options were vested. 51,323 of the share options outstanding as at March 31, 2024 were exercisable at a price of $0.00045 per share, 56,179 were exercisable at a price of $15.69 per share, and 3,870 were exercisable at a price of $42.60 per share.

The following table presents key terms in relation to the informal share option arrangements:

	Weighted average exercise price	Weighted average remaining contractual life (in years)
At October 1, 2023	$5.40
At March 31, 2024	$10.13	6.54

Movements in non-vested shares under informal share option arrangements were as follows:

	Number	Weighted average fair value at grant date
At October 1, 2023	8,735	$21.80
Vested during the period	(6,239)	$22.08
At March 31, 2024	2,496	$19.15

16.
Financial instruments
16.1.
Financial assets

Financial assets, other than cash and short-term deposits, comprised the following at March 31, 2024 and September 30, 2023:

(in USD)	March 31, 2024	September 30, 2023
Financial assets at amortized cost
Lease deposits	37,513	36,878
	37,513	36,878
Financial assets at fair value through profit or loss
Forward purchase agreement	—	2,660,568
	—	2,660,568
Total financial assets	37,513	2,697,446

Current	—	17,606
Non-current	37,513	2,679,840

For full details in respect of the Forward Purchase Agreement please refer to Note 21.1 to the financial statements included in the Group’s annual report on from 20-F for the year ended September 30, 2023.

On January 23, 2024, Seller ACM ARRT I LLC and the Company terminated their respective Forward Purchase Agreement by mutual agreement. Neither party shall have any further obligation to the other.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

16.2.
Financial liabilities

Financial liabilities comprised the following at March 31, 2024 and September 30, 2023:

(in USD)	March 31, 2024	September 30, 2023
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	20,522,910	19,754,628
Loans and borrowings	4,770,754	4,736,583
Convertible loan notes	135,697	—
Loans and borrowings from related parties	274,962	—
Lease liabilities	345,831	396,734
	26,050,154	24,887,945
Financial liabilities at fair value through profit or loss
Warrants	249,860	603,028
Convertible loan notes	181,000	—
	430,860	603,028
Total financial liabilities	26,481,014	25,490,973

Current	24,653,338	24,568,306
Non-current	1,827,676	922,667

The following is a summary of the loans and borrowings of the Group as at March 31, 2024 and September 30, 2023:

	Interest rate	Maturity	March 31, 2024	September 30, 2023
Current
Bank loans	2.50%	Within one year	15,041	14,527
Promissory notes	0.00% to 15.00%	Within one year	3,739,107	3,699,191
Convertible loan notes	0.00%	Within one year	500,000	—
			4,254,148	3,713,718
Non-current
Bank loans	2.50%	2026	16,607	22,866
Promissory notes	15.00%	2025	1,000,000	1,000,000
Promissory notes issued to related parties	15.00%	2026	274,962	—
			1,291,569	1,022,866

As at March 31, 2024, there were 1,321,882 warrants outstanding which do not meet the criteria for equity accounting and are accounted for as a financial liability with movements in fair value being reported within other expenses. For the six months ended March 31, 2024, total gains on revaluation of $353,168 were recorded in relation to the warrants.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

For the six months ended March 31, 2024

16.3.
Fair value

Management has assessed that the fair value of other receivables and trade and other payables approximated their carrying value due to the short-term maturities of those instruments.

The fair value of other receivables and trade and other payables has been measured using Level 3 valuation inputs.

The fair value of public warrants and embedded derivatives within convertible loan notes were measured using Level 1 inputs and the fair value of private placement warrants was measured using Level 3 inputs.

17.
Contingencies

Litigation

Group companies are or may be from time to time party to legal proceedings, arbitrations and regulatory proceedings arising in the normal course of our business operations, including the matter described below. We evaluate developments in such matters and provide accruals for such matters, as appropriate. In making such decisions, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of a loss. An unfavorable outcome in any such proceedings, if material, could have an adverse effect on our business or consolidated financial statements.

Zapp UK is currently party to a civil action captioned SPAC Advisory Partners LLC v. Zapp Electric Vehicles Limited et al., No. 655171/2023, filed on October 19, 2023 in the Supreme Court of New York County, New York. Plaintiff’s amended complaint in the action, filed March 26, 2024, asserts claims for breach of contract, account stated and supplemental claims arising from the defendant’s alleged non-payment of $3,630,000 in fees allegedly due to plaintiff for advisory services in relation to the Business Combination. Plaintiff’s amended complaint also purports to add Zapp EV as a party defendant. Zapp UK filed an answer to the operative complaint on May 8, 2024. Zapp EV’s answer or other response to the complaint will be due thirty days after service of legal process upon it is complete. We believe that Zapp UK has meritorious defenses to the claims asserted in the case and intend to defend the matter vigorously.

18.
Subsequent events

On April 11, 2024 the Company’s shareholders approved a consolidation of the Company’s share capital into 25,000,000 ordinary shares, par value $0.002 each.

Between April 23, 2024 and June 17, 2024 the Company received $1,140,178 under the terms of the SEPA.

Over that period, a total of 990,909 ordinary shares in the Company were issued pursuant to the SEPA. There are no Pre-Paid Advance amounts remaining outstanding as of the date of release of these unaudited condensed consolidated interim financial statements.

On May 28, 2024, the 171,074 outstanding Zapp EV Exchange Warrants expired and ceased to entitle the warrantholder the right to purchase ordinary shares in the Company.